

October 22, 2010

Mr. Robert Eisman
Senior Managing Director and Chief Accounting Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: Ambac Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter ended March 31, 2010
Schedule 14A filed April 30, 2010
Forms 8-K filed on June 8, 2010 and August 13, 2010
File Number: 001-10777

Dear Mr. Eisman:

We have reviewed your August 19, 2010 response to our July 21, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarter ended March 31, 2010

(1) Background and Basis of Presentation

Recent Developments

Segregated Account, page 7

1. We acknowledge your response to our comment six. Please revise your proposed disclosure to clarify that, when you indicate that you may issue surplus notes directly to holders of the Segregated Account Policies, you are referring to an option available to you. Consistent with your response, please clarify in your proposed disclosure that these policyholders do not have the option of deciding whether to accept surplus notes as mandated by the OCI.

(8) Investments, page 43

2. We acknowledge your response to our comment eight. In your response you indicate that <u>all</u> of the investment securities of the VIE's are categorized as level 3; however, your disclosure in the June 30, 2010 Form 10-Q on page 57 states that "Level 3 assets and liabilities include <u>most</u> fixed income securities, loan receivables, derivatives and certain long term debt of variable interest entities consolidated under ASC Topic 810." Please provide us proposed disclosure to address this inconsistency.

(11) Fair Value Measurements, page 52

3. We acknowledge your response to our comment nine and revised disclosure in your Form 10-Q for the quarter ended June 30, 2010. Please provide us with proposed revised disclosure to be provided in your Form 10-Q for the quarter ended September 30, 2010 related to your VIE assets and liabilities as indicated in your response.

Form 8-K filed on August 13, 2010

4. We have reviewed your response to prior comment 14. Exhibit 10.1 to this Form 8-K omits Schedule H and Exhibits F-1 and F-2. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Form 8-K to file a complete copy of Exhibit 10.1. If you believe that specific portions of the schedules or exhibits to Exhibit 10.1 are eligible for confidential treatment consistent with Rule 24b-2 of the Exchange Act, please amend your Form 8-K, revise Exhibit 10.1 and file a confidential treatment application. Staff Legal Bulletins No. 1 and 1A (CF), dated February 28, 1997 and July 11, 2001, respectively, set forth the Division of Corporation Finance's views regarding the proper preparation of a confidential treatment request for information required to be included in a filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant